                                        RULE NO. 424(b)(2)
                                        REGISTRATION NOS. 333-31333 and 33-63145

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 28, 1997

                                $2,100,000,000

                            GTE CORPORATION [LOGO]

                    $450,000,000 6.36% DEBENTURES DUE 2006
                    $250,000,000 6.46% DEBENTURES DUE 2008
                    $600,000,000 6.84% DEBENTURES DUE 2018
                    $800,000,000 6.94% DEBENTURES DUE 2028
                                ---------------
  Interest on the 6.36% Debentures due 2006, the 6.46% Debentures due 2008, the 6.84% Debentures due 2018, and the 6.94% Debentures due 2028 (collectively, the "New Debentures") is payable semi-annually on April 15 and October 15, commencing October 15, 1998. The New Debentures will not be redeemable prior to maturity. Each series of the New Debentures will be represented by global securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, New Debentures in definitive form will not be issued. The New Debentures will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of New Debentures."

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS  SUPPLEMENT
      OR THE PROSPECTUS  TO WHICH IT RELATES.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                                    INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                   OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                   ----------------- ------------ -------------
Per 6.36% Debenture due 2006......        99.972%         0.625%       99.347%
 Total............................   $449,874,000     $2,812,500  $447,061,500
Per 6.46% Debenture due 2008......        99.968%         0.650%       99.318%
 Total............................   $249,920,000     $1,625,000  $248,295,000
Per 6.84% Debenture due 2018......        99.899%         0.875%       99.024%
 Total............................   $599,394,000     $5,250,000  $594,144,000
Per 6.94% Debenture due 2028......        99.884%         0.875%       99.009%
 Total............................   $799,072,000     $7,000,000  $792,072,000

-------
(1) Plus accrued interest from April 15, 1998.
(2) GTE Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deduction of expenses estimated at $865,000 payable by GTE
    Corporation.

                                ---------------

  The New Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the New Debentures will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about April 27, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
            BEAR, STEARNS & CO. INC.
                        MERRILL LYNCH & CO.
                                     MORGAN STANLEY DEAN WITTER
                                                           SALOMON SMITH BARNEY

                                ---------------

           The date of this Prospectus Supplement is April 22, 1998.

[Map showing GTE Service Areas. Domestic Service Areas are color coded to indicate where Wireline, Wireline and Personal Communications Services (PCS), Wireless, Wireline and Wireless, PCS and Long-distance, dial-up Internet-access and Directory services are provided. International Service Areas are colored to indicate the country or portion of the country where GTE provides service, including Central America, the Caribbean, South America, North America, Europe, the Middle East and the Asia Pacific region.]

Map indicates domestic and international service areas of GTE Corporation and its subsidiaries as of December 31, 1997. It does not reflect the impact of any properties to be repositioned by GTE, as discussed in GTE Corporation's Current Report on Form 8-K dated April 2, 1998. See "Recent Developments--April 1998 Announcement."

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NEW DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NEW DEBENTURES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

  This Prospectus Supplement contains forward-looking statements. These forward-looking statements are based upon a series of projections and estimates regarding the economy, the telecommunications industry, the effects of federal, state and local regulations on the industry in general and within the markets of GTE Corporation and subsidiaries ("GTE"), as well as key performance indicators that affect GTE directly.

  These projections and estimates regarding the economy and the telecommunications industry relate to the demand for and pricing of services, the effects of competition, the impact of universal service and the success of new products, services and new businesses, such as bundled services through new marketing and sales initiatives, value-added data communications, internet-related services, long distance and video. With regard to the effects of regulation, GTE has assumed fair and reasonable resolutions to any pending and potential federal, state and local regulatory initiatives and proceedings.

  GTE Corporation's Current Report on Form 8-K dated April 2, 1998 with the Securities and Exchange Commission which is incorporated herein by reference discusses the important factors that could cause the actual results to differ materially from those contained herein. If future events and actual performance differ from that assumed in the risk factors noted above, GTE's actual results could vary significantly from the performance projected in this Prospectus Supplement.

                              RECENT DEVELOPMENTS

FIRST QUARTER RESULTS

  On April 14, 1998, GTE announced its first quarter 1998 financial results by reporting consolidated revenue growth of 11 percent and earnings per share growth of 10 percent from core operations.

  During the quarter, consolidated revenues and sales increased by 11 percent to $5.88 billion, compared to $5.28 billion in the first quarter of 1997. Earnings per share from core operations increased during the quarter to $.76 per share on net income of $733 million, as compared to $.69 per share or $665 million for the same period last year. Including the effects of the after-tax, non-recurring charges of $802 million ($.83 per share) described below and GTE's data initiatives ($.11 per share), a consolidated net loss of $178 million or $.18 per share was reported.

  Additional information regarding GTE's first quarter 1998 financial results may be found in GTE Corporation's Current Report on Form 8-K dated April 14, 1998.

APRIL 1998 ANNOUNCEMENT

  On April 2, 1998, GTE announced a series of actions designed to further sharpen its strategic focus and improve its competitive position by repositioning non-strategic properties and reducing costs. These actions include the generation of $2 billion to $3 billion in after-tax proceeds available for the implementation of strategic initiatives through the repositioning of non-strategic or under-performing properties and annual cost reductions of $500 million from increased productivity and improved efficiencies. These actions result in a first quarter 1998 after-tax charge of $482 million related to cost reductions, the writedown of hybrid fiber coax ("HFC") test market technologies in the video business, a reserve for the disposition of assets of GTE's air-to-ground communications subsidiary, GTE Airfone Incorporated ("Airfone"), and certain other items. In addition, extraordinary charges totaling $320 million after tax are being taken in the first quarter of 1998 associated with the implementation of a required accounting change affecting GTE's Canadian operations and the early redemption of $800 million in high-coupon debt and preferred stock.

  These combined actions result in a first quarter 1998 after-tax, non-recurring charge of $802 million which is expected to reduce current year earnings per share by $.83. More than $600 million of this non-recurring charge reflects actions that do not affect GTE's cash flow, including the $300 million non-cash charge for the accounting change.

 Repositionings

  GTE has begun taking steps to reposition non-strategic or under-performing operations. These steps will include the sale of a small percentage of wireline properties that do not meet GTE's growth objectives. GTE has also determined that Airfone is not in a strategic business for GTE and will develop and implement a plan to reposition that business. Additionally, GTE is writing down investments in HFC technology associated with its video trial markets because of advances in new technologies that will eliminate the need for duplicate networks. GTE remains fully committed to developing its video business, which includes more than 80,000 customers in California and Florida.

 Cost Reductions

  GTE expects to reduce annual operating costs in its traditional businesses and support functions by more than $500 million over the next two years through a combination of employee reductions and improved efficiencies. An $89 million pretax charge is included in first quarter 1998 results to reflect costs related to previously announced employee reductions totaling more than 1,500 positions. These reductions will result from streamlining distribution channels within GTE's wireless business, consolidating staffs and support functions throughout GTE, positions being eliminated through the relocation of corporate headquarters to Irving, Texas and employee reductions in certain international operations. The cost reduction program is expected to involve a small percentage of GTE's overall employee base, and will not compromise customer service and quality nor affect the investment in and commitment to growth initiatives that GTE announced in 1997. In addition, GTE's overall consolidated workforce is expected to grow as new businesses expand.

 Extraordinary Charges

  In addition to the charges referred to above, GTE is taking a non-cash charge totaling $300 million after tax in connection with the implementation of an accounting change for its Canadian operations similar to GTE's discontinuance of regulated accounting principles (FAS 71) in 1995 for its domestic operations. The Canadian regulatory commission has issued a series of rulings culminating in a final ruling in March 1998 which opens the Canadian telecommunications market to full competition, making the continued use of regulated accounting principles inappropriate for GTE's Canadian operations. In addition, GTE called for early redemption an aggregate of $800 million in high-coupon debt and preferred stock in March 1998, taking advantage of existing low interest rates. These early redemptions result in an after-tax, non-recurring charge of $20 million in the first quarter of 1998 and provide net present value savings to GTE of approximately $50 million.

                            SELECTED FINANCIAL DATA

  The selected data presented below under the captions "Income Statement Data" and "Cash Flow Data" for each of the years in the five-year period ended December 31, 1997, and "Balance Sheet Data" at the end of each of such years, has been derived from the consolidated financial statements of GTE. Financial data under such captions has been audited by Arthur Andersen & Co., independent certified public accountants. The consolidated financial statements as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the independent auditors' report thereon, are included in the Annual Report on Form 10-K of GTE Corporation for the year ended December 31, 1997, which is incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. This financial information should be read in conjunction with such consolidated financial statements and the notes thereto.

                                                                              FIVE-YEAR
                                                                               ANNUAL
                                                                               GROWTH
                           1997       1996     1995        1994     1993        RATE*
                          -------    -------  -------     -------  -------    ---------
                             (MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)

INCOME STATEMENT DATA
Revenues and sales
 Local services.........  $ 6,607    $ 6,060  $ 5,743     $ 5,137  $ 5,062       6.5%
 Network access
  services..............    4,923      4,618    4,363       4,348    4,398       1.8
 Toll services..........    2,429      2,500    2,548       3,285    3,321      (7.6)
 Cellular services......    2,817      2,562    2,191       1,666    1,178      26.2
 Directory services.....    1,507      1,527    1,383       1,372    1,438       1.6
 Other services and
  sales.................    4,977      4,072    3,729       3,720    3,935       1.8
                          -------    -------  -------     -------  -------      ----
   Total revenues and
    sales...............   23,260     21,339   19,957      19,528   19,332       3.5
                          -------    -------  -------     -------  -------      ----
Cost of services and
 sales..................    9,203      8,071    7,537       7,677    7,848       1.8
Selling, general and
 administrative.........    4,560      4,010    3,689       3,667    3,817       2.4
Depreciation and
 amortization...........    3,886      3,770    3,675       3,432    3,419       3.5
Restructuring costs.....       --         --       --          --    1,840(a)     --
                          -------    -------  -------     -------  -------      ----
   Operating income.....    5,611      5,488    5,056       4,752    2,408(b)   12.7
                          -------    -------  -------     -------  -------      ----
Net income (loss)
 Income before
  extraordinary
  charges(c)............    2,794(d)   2,798    2,538       2,441      972      17.1
 Consolidated(g)........    2,794      2,798   (2,144)(e)   2,441      882(f)     --
Diluted earnings (loss)
 per common share
 Income before
  extraordinary
  charges(c)............     2.90(d)    2.88     2.61        2.54     1.03      15.8
 Consolidated(g)........     2.90       2.88    (2.20)       2.54      .93        --
Average common shares
 outstanding (in
 millions)..............      958        969      970         958      945       1.1

BALANCE SHEET DATA
Consolidated assets.....   42,142     38,422   37,019(e)   42,500   41,575      (1.1)
Short-term obligations,
 including current
 maturities.............    3,398      2,497    2,156       2,042    1,644       7.3
Long-term debt and
 redeemable preferred
 stock..................   14,494     13,210   12,744      12,236   13,103        .4
Minority interests......    2,253      2,316    2,230       1,658    1,178      17.6
Shareholders' equity....    8,038      7,336    6,871(e)   10,483    9,593      (6.5)

CASH FLOW DATA
Net cash from
 operations.............    6,244      5,899    5,033       4,740    5,373       4.7
Capital expenditures....    5,128      4,088    4,034       4,192    3,893       4.3

CONSOLIDATED RATIOS AND
 OTHER INFORMATION
Common dividends
 declared per share.....     1.88       1.88     1.88        1.88     1.85       1.1
Book value per share....     8.39       7.62     7.05(e)    10.85     9.96      (6.6)
Return on common
 equity(g)..............     37.6%      40.2%   (20.3)%      24.8%     8.8%       --
Return on investment(g).     14.5%      15.6%    (4.2)%      13.1%     6.9%       --
Average common equity...    7,433      6,960   10,539       9,838   10,030      (5.3)
EBITDA coverage of
 interest expense(h)....      7.6x       8.3x     7.7x        7.3x     6.1x       --
EBIT coverage of
 interest expense(i)....      4.6x       5.0x     4.5x        4.3x     3.4x       --
Net cash flow/average
 total debt(j)..........       29%        33%      32%         28%      24%       --
Average investment......   26,857     24,395   27,150      25,647   27,322      (1.4)
Employees (in thousands)
   Total................      114        102      106         111      117      (3.0)
   United States........       94         83       85          89       94      (2.6)

INTERNATIONAL OPERATIONS
 (INCLUDED ABOVE)(K)
Revenues and sales......  $ 2,902    $ 2,711  $ 2,477     $ 2,483  $ 2,420       4.0
Income before
 extraordinary charges..      366        339      206         265      321       5.2
Total assets............    6,877      6,516    5,808       5,727    5,449       5.4

--------
Notes to Selected Financial Data appear on pages S-6 and S-7.

                                                                         FIVE-YEAR
                                                                          ANNUAL
                                                                          GROWTH
                           1997     1996     1995     1994     1993        RATE*
                          -------  -------  -------  -------  -------    ---------
                                   (MILLIONS OF DOLLARS)
NETWORK STATISTICS
Access minutes of use
 (in millions)..........   79,640   70,452   64,193   59,247   55,864       8.6%
Access lines (in
 thousands)
 Total(l)...............   27,670   25,766   24,050   22,739   21,972       5.5
 United States(l).......   21,539   20,007   18,512   17,427   17,059       5.2
 Switched...............   18,378   17,416   16,650   16,022   15,915       3.1
Wireless subscribers
 (includes PCS in
 thousands)
 Total..................    5,701    4,445    3,547    2,660    1,787      36.1
 United States..........    4,487    3,749    3,011    2,339    1,585      32.7
Adjusted "POPs" (in
 millions)(m)
 Total..................     78.9     78.3     76.7     68.0     63.4       6.1
 United States..........     61.3     61.9     61.7     53.0     53.0       3.9
Domestic Wireline
 Operations
 Revenues and sales.....  $15,134  $13,965  $13,375  $13,212  $13,162       2.6
 Operating income(a)....    4,491    3,982    3,621    3,490    1,962(b)   11.2
 Operating cash flow
  margin(n).............     47.7%    48.3%    47.8%    46.4%    34.7%       --
 Capital expenditures...    3,607    2,690    2,564    2,821    2,811       2.7
Domestic Cellular
 Operations
 Service revenues.......  $ 2,549  $ 2,347  $ 2,019  $ 1,539  $ 1,082      25.9
 Operating income.......      449      461      410      278      124      45.6
 Operating cash flow
  margin(n).............     33.5%    36.0%    36.8%    35.3%    31.9%       --
 Capital expenditures...      297      600      709      610      389        .8

--------
* Least-squares method; percentages have been omitted where not meaningful.

(a) During 1993, GTE recorded one-time restructuring costs of $1.8 billion, which reduced net income by $1.2 billion, or $1.22 per share.
(b) Includes a $74 million pretax charge ($46 million after-tax, or $.05 per share) for the cost of voluntary separation programs at domestic telephone operations.
(c) 1996, 1995, 1994 and 1993 include after-tax gains of $8 million, or $.01 per share; $11 million, or $.01 per share; $162 million, or $.17 per share; and $91 million, or $.10 per share, respectively, on sales of certain nonstrategic domestic local-exchange telephone properties.
(d) Includes costs associated with the new data initiatives that reduced net income by $242 million, or $.25 per share.
(e) See Note 2 on Extraordinary Charges from the Notes to Consolidated Financial Statements contained in GTE Corporation's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference.
(f) During 1993, GTE redeemed, prior to scheduled maturity, $2.1 billion of high-coupon first mortgage bonds of five of its telephone subsidiaries. These redemptions resulted in an after-tax extraordinary charge of $90 million (net of tax benefits of $53 million), or $.10 per share.
(g) Excluding the special items described in footnotes (a) through (f), net income, diluted earnings per share, return on common equity and return on investment would have been:

                                                                      FIVE-YEAR
                                                                       ANNUAL
                                                                       GROWTH
                               1997    1996    1995    1994    1993     RATE*
                              ------  ------  ------  ------  ------  ---------
    Net income (in millions). $3,036  $2,790  $2,527  $2,279  $2,077    11.2%
    Diluted earnings per
     common share............   3.16    2.87    2.60    2.37    2.19    10.0
    Return on common equity..   40.6%   40.1%   23.2%   23.3%   20.4%     --
    Return on investment.....   15.6%   15.5%   12.8%   12.5%   11.2%     --

(h) EBITDA coverage of interest expense is equal to earnings before interest, tax, depreciation and amortization ("EBITDA") divided by interest expense. EBITDA is equal to EBIT plus depreciation and amortization.
(i) EBIT coverage of interest expense is equal to earnings before interest and tax ("EBIT") divided by interest expense. EBIT is calculated by adding pretax asset sales, minority interests, income tax expense, interest expense and interest capitalized to adjusted income from operations. Adjusted income from operations adds restructuring charges to income before extraordinary charges.
(j) Net cash flow is equal to funds from operations less preferred and common stock dividends. Funds from operations is the total of income before extraordinary charges, restructuring charges, depreciation and amortization, deferred income taxes, Canadian minority interests and other--net. Average total debt is the average of total debt at the beginning and end of the year.

(k) Includes GTE's international subsidiaries and affiliates.
(l) Access lines exclude 448,000 and 440,000 net lines sold during 1994 and 1993, respectively. Total access lines include 2.7 million, 2.5 million,
    2.4 million, 2.3 million and 2.0 million lines served by CANTV (as defined below) in Latin America in 1997-93, respectively. Excluding the effect of CANTV and the access lines sold during 1994 and 1993, the five-year total access line growth rate was 5.9%.
(m) Represents population to be served times GTE's percentage interest in wireless markets.
(n) Represents operating income before depreciation and amortization divided by revenues.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of GTE at December 31, 1997, and as adjusted to give effect to the issuance of the New Debentures offered hereby and the application of the estimated proceeds therefrom as described under "Use of Proceeds."

                                                        DECEMBER 31, 1997
                                                      -------------------------
                                                       ACTUAL     AS ADJUSTED
                                                      ----------  -------------
                                                      (MILLIONS OF DOLLARS)
Short-term obligations, including current
 maturities*......................................... $    5,361    $    3,261
                                                      ----------    ----------
Long-term debt:
 6.36% Debentures due 2006...........................         --           450
 6.46% Debentures due 2008...........................         --           250
 6.84% Debentures due 2018...........................         --           600
 6.94% Debentures due 2028...........................         --           800
 Other long-term debt*...............................     12,531        12,531
                                                      ----------    ----------
  Total long-term debt...............................     12,531        14,631
                                                      ----------    ----------
Minority interests...................................      2,253         2,253
                                                      ----------    ----------
Shareholders' equity
 Common stock........................................         49            49
 Additional paid-in capital..........................      7,317         7,317
 Retained earnings...................................      2,372         2,372
 Guaranteed ESOP obligations.........................       (550)         (550)
 Treasury stock......................................     (1,150)       (1,150)
                                                      ----------    ----------
  Total shareholders' equity.........................      8,038         8,038
                                                      ----------    ----------
    Total capitalization............................. $   28,183    $   28,183
                                                      ==========    ==========

--------
* In this table, short-term obligations, including current maturities includes (and other long-term debt excludes) approximately $1.963 billion of commercial paper expected to be refinanced on a long-term basis. This amount was included in long-term debt on GTE's balance sheet at December 31, 1997.

                                USE OF PROCEEDS

  The net proceeds from the sale of the New Debentures, exclusive of accrued interest, will be used for the repayment of short-term obligations incurred in connection with (i) the redemption prior to maturity by GTE Corporation of $200 million of its 10 3/4% Debentures due 2017 on October 1, 1997, $200 million of its 10.30% Debentures due 2017 on November 15, 1997 and $250 million of its 8 1/2% Debentures due 2017 on March 31, 1998, (ii) investment in, or advances to, subsidiaries in connection with the financing of their operations and (iii) general corporate purposes. Short-term obligations at December 31, 1997 were approximately $2.5 billion (including commercial paper expected to be refinanced on a long-term basis) on an unconsolidated basis at an average annual interest cost of 6.12%.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

  The consolidated ratio of earnings to fixed charges for the year ended December 31, 1997 was 3.98.

                                  THE COMPANY

  GTE is one of the largest telecommunications companies in the world, with 1997 revenues of more than $23 billion. GTE's domestic and international operations served approximately 28.2 million access lines at March 31, 1998 through subsidiaries in the United States, Canada and the Dominican Republic and an affiliate in Venezuela. GTE is a leading wireless operator in the United States, with the potential of serving approximately 62 million wireless and personal communications services customers at March 31, 1998. Outside the United States, GTE operates wireless networks serving approximately 19.9 million POPs through subsidiaries in Canada and the Dominican Republic and affiliates in Venezuela and Argentina. GTE also participates in ventures/consortia which operate a paging network in China and a nationwide digital cellular network in Taiwan. GTE provides internetworking services ranging from dial-up Internet access for residential and small business consumers to web-based applications for Fortune 500 companies. GTE is also a leader in government and defense communications systems and equipment, aircraft-passenger telecommunications, directories and telecommunications-based information services and systems.

DOMESTIC

 Wireline Services

  Network Services

  GTE's telephone operating subsidiaries in the United States served approximately 21.9 million access lines in 28 states as of March 31, 1998 and provided many types of communications services, ranging from local telephone service for the home and office to highly complex voice and data services for business. Subsidiaries accounting for the largest portion of total domestic network services revenues are GTE California Incorporated, 21 percent; GTE North Incorporated, 21 percent; GTE Southwest Incorporated, 12 percent; and GTE Florida Incorporated, 11 percent. The largest cities served are Los Angeles, Long Beach and Santa Monica, California; Tampa and St. Petersburg, Florida; Honolulu, Hawaii; Lexington, Kentucky; Fort Wayne, Indiana; and Erie, Pennsylvania.

  Local services revenues are comprised mainly of fees charged to customers for providing local-exchange services within the designated franchise area. GTE telephone subsidiaries also provide toll services within designated geographic areas under agreements with connecting local-exchange carriers ("LECs") in conformity with individual state regulatory orders. GTE and other LECs compensate each other pursuant to access charge tariffs that are subject to review and approval by state regulatory commissions.

  Network access services revenues are generated by providing access services to interexchange carriers. The interstate portion of these service revenues is based on switched, common-line and special access tariffs approved by the Federal Communications Commission (the "FCC"). The FCC tariffs include end-user access charges to residential and business customers. State access is based on similar rate structures that are subject to approval by state regulatory commissions.

  With the passage of the Telecommunications Act of 1996 (the "Act"), enacted on February 8, 1996, GTE's telephone subsidiaries are free to operate in the areas served and to extend service to other areas subject to conditions, restrictions and limitations of various kinds.

  Also included in GTE's domestic telephone operations are two major unregulated affiliates: GTE Data Services Incorporated ("GTEDS") and GTE Supply. GTEDS, GTE's software development and information processing subsidiary, provides data processing and information management services to GTE's telephone subsidiaries and other non-affiliated companies. GTE Supply is responsible for the procurement and distribution of supplies for GTE's domestic telephone operating companies, as well as other GTE subsidiaries. GTE Supply also sells material and logistic services to non-affiliates.

  GTE Communications

  One of the most significant impacts of the passage of the Act was the removal of certain restrictions previously applicable to GTE. Prior to February 1996, GTE was restricted from jointly marketing the products and services of its regulated local telephone subsidiaries with those of its interexchange subsidiaries. In connection with the removal of these restrictions, GTE created GTE Communications Corporation ("GTE Communications") to compete in the new, highly competitive telecommunications environment.

  GTE Long Distance, a division of GTE Communications ("GTELD"), began operations as an interexchange carrier in March 1996. It operates as a switchless reseller of interexchange and international long-distance services. A substantial portion of GTELD's switching and transmission capacity is provided under a reseller agreement. GTELD provides a full range of services in all 50 states to residential and business customers, including long-distance services, calling cards, 800/888 services and operator services to its presubscribed customers. GTELD is also authorized to provide alternative operator services in 41 states and currently provides such services in Pennsylvania, Texas and Virginia.

  GTE's competitive local-exchange carrier, a part of GTE Communications (the "CLEC"), is certified to offer competitive local-exchange services in 22 states and has applications pending in several others. The CLEC is currently operational in California, Florida, Texas and Washington. Service in additional states is planned to begin during 1998. The CLEC markets value-added telecommunications products and services nationwide to communications intensive residential and business customers. These product and service offerings will include local-exchange service, long-distance, wireless, data, internet, paging and video. The CLEC is developing integrated systems to market, fulfill, service and bill these various products to customers.

  In addition, the Act eliminated the telephone company programming ban on video services and allowed GTE to enter the wireline video distribution business through an open video platform arrangement or via a standard cable television operation and to deploy video networks which are fully integrated with its telephone operations. At March 31, 1998, GTE had been granted seven video franchises in the Pinellas County, Florida market and six video franchises in the Ventura County, California market. Construction of the cable television networks in these markets is underway. In addition, approximately 8,000 video subscribers were acquired during the first quarter of 1998, bringing GTE's total video subscribers to approximately 81,000 at March 31, 1998. Services currently offered in these markets include over 150 channels of programming, high-speed cable modem Internet access and GTE's interactive mainStreet(TM) service.

  GTE Internetworking

  During 1997, GTE acquired BBN Corporation ("BBN"), a leading provider of Internet services to businesses and a provider of contract research and development services to governmental and other organizations. Formed by combining BBN with GTE's existing Internet services business, GTE Internetworking offers a wide range of Internet and internetworking services and solutions, including dedicated and dial-up access to the Internet and a variety of value-added Internet services such as managed network security, web server hosting, application development and systems integration services. In December 1997, GTE Internetworking acquired the assets of Genuity, Inc., a value-added provider of distributed application hosting solutions. At the end of 1997, GTE Internetworking had over 2,600 dedicated connections, 270,000 dial-up subscribers and 700 web hosting and security customers.

  GTE Internetworking supports its service offerings with a high bandwidth network infrastructure, two network operations centers, 13 web hosting and server operations centers, and a technical support organization. It is currently participating in a major buildout of a nationwide network, with planned completion by mid-1999. This new network infrastructure is a self-healing SONET ring network which will cover more than 15,000 miles and connect over 100 metropolitan areas.

  GTE Internetworking has entered into an agreement with America Online ("AOL") to build, maintain, and operate a significant portion of AOL's nationwide, high-speed, dial-in network. The contract with AOL includes substantial pass-through costs to GTE Internetworking for telecommunications circuits and other services provided by local and interexchange carriers. In November 1997, GTE Internetworking announced that it was awarded a $500 million extension of its contract with AOL, bringing the total value of this contract to approximately $1.2 billion through June 2002.

 Wireless Services

  GTE Wireless Products and Services ("GTE Wireless") is one of the largest providers of cellular services in the United States in terms of population in the areas served. GTE Wireless includes 800 MHz cellular telephone and wireless data transmission services and 1.8 GHz personal communications services ("PCS"). GTE manages or controls 73 Metropolitan Statistical Areas and 53 Rural Service Areas. GTE's 800 MHz cellular operations serve a population of approximately 52 million POPs, approximately 17 million of which are in the top 30 U.S. markets. GTE Wireless also has PCS licenses in metropolitan Cincinnati and Dayton, Ohio and metropolitan Seattle and Spokane, Washington and certain surrounding areas. GTE Wireless' PCS network covers approximately 9 million POPs and became operational in 1997. During the twelve months ended March 31, 1998, GTE's U.S. cellular operations increased their subscriber base by 13 percent to approximately 4.5 million.

  In 1996, GTE Wireless began to deploy Code Division Multiple Access ("CDMA") digital technology in its markets. As of December 31, 1997, GTE Wireless had deployed CDMA service in 16 markets. GTE Wireless will continue to deploy CDMA over the next several years. CDMA technology allows for clearer calls, enhanced security, greater functionality and additional capacity to process more calls.

  GTE is continuing its deployment of Cellular Digital Packet Data services ("CDPD"). CDPD provides efficient transmission of data over cellular networks with the added benefits of airlink encryption and mobility services. CDPD is a more cost effective means than traditional circuit switched data for users to remotely access their host systems or other services. The service is also a fast, efficient way for cellular users to transmit short bursts of data, such as credit card verifications for retail businesses, service and order information for field sales representatives and delivery tracking for transportation businesses.

  GTE Telecommunications Services Inc. ("GTE TSI") provides transaction processing, software applications, fraud detection tools and network support services that facilitate the "roaming" of cellular subscribers and the management of cellular markets.

  Airfone operates a telecommunications service for passengers onboard aircraft. Airfone continues deployment of its new advanced digital GenStar System SM to its contracted airlines. Airfone has agreements with United, Delta, Continental, TWA, US Airways, Reno Air, Midwest Express, US Air Shuttle, United Express, Air Wisconsin, Mexicana and AeroMexico. At December 31, 1997, the GenStar System SM was installed on approximately 2,028 commercial aircraft in the U.S., Canada and Mexico.

 Directories

  GTE annually publishes or provides sales and other telephone directory-related services primarily through GTE Directories Corporation ("GTE Directories") for approximately 2,600 directory titles in 47 states, the District of Columbia and 16 foreign countries with a total circulation of approximately 96 million copies. GTE Directories, one of the world's largest telephone directory publishers, is a leader in the business of linking buyers and sellers together through effective advertising and informational media. Internationally, GTE Directories has operations in Europe, Asia and Latin America.

INTERNATIONAL

  GTE, through its international operations, provides telecommunications services in Canada, Venezuela, Argentina and the Dominican Republic and offers paging services in twenty major metropolitan areas in China. As of December 31, 1997, GTE's international operations served approximately 6.1 million access lines and provided cellular and paging services to over 1.5 million customers.

  Through its ownership of common stock of Anglo-Canadian Telephone Company, GTE has voting control of BC TELECOM Inc. ("BC Tel") and The Quebec Tel Group Inc. ("Quebec Tel"). At December 31, 1997, BC Tel served approximately 2.5 million access lines in the province of British Columbia, Canada and provided cellular services to approximately 400,000 subscribers. At December 31, 1997, Quebec Tel served approximately 293,000 access lines in the province of Quebec, Canada and provided cellular services to approximately 23,000 subscribers.

  In addition, GTE owns the common stock of Compania Dominicana de Telefonos,
C. por A. ("CODETEL"), a telephone company providing local, wireless and domestic and international long-distance telephone service in the Dominican Republic. CODETEL served approximately 649,000 access lines and 92,000 cellular subscribers at December 31, 1997.

  GTE owns, directly and through a multinational consortium, a 25.9 percent ownership interest in, and maintains operational control of, Compania Anonima Nacional Telefonos de Venezuela (CANTV) ("CANTV"), the national telephone company of Venezuela. CANTV is a full service telecommunications provider offering local, wireless and domestic and international long-distance service throughout Venezuela. CANTV also offers paging services, public telephones, private networks, data transmission, directory services and other value added services. CANTV had approximately 2.7 million access lines in service at December 31, 1997 and served approximately 375,000 cellular subscribers.

  In 1994, a GTE-led consortium, Compania de Telefonos del Interior ("CTI"), was awarded two cellular licenses by the National Telecommunications Commission of Argentina. The concession allows CTI to provide cellular services in the north and south interior regions of Argentina, areas with a total population of 22 million. GTE currently has a 41.9 percent ownership interest in CTI and holds a ten-year contract to manage the network. During 1997, CTI more than tripled its subscriber base and as of December 31, 1997, CTI served over 300,000 cellular subscribers.

  GTE also has offices in Beijing, China and Sao Paulo, Brazil. These operations are chartered with pursuing business development opportunities within the telecommunications market of each respective country. The first opportunity, announced in December 1995, was the establishment of a joint venture between GTE China and Guangzhou Guangtong Resources Co. to construct and operate a wireless paging system that currently serves 20 metropolitan areas in China, including Beijing. At the end of 1997, over 130,000 paging customers were served by this network.

  In Japan, GTE holds a minority interest in nine cellular partnerships created by Nissan Motor Corp. LTD and Japan Telecom Co. LTD to provide 1.5 GHz digital-cellular services throughout Japan. In addition, GTE participates, as a minority owner, in a cellular partnership comprised of a consortium of Japanese companies that provides 1.9 GHz PHS (comparable to PCS) services.

  Early in 1997, the government of Taiwan announced that it had awarded a nationwide license for digital cellular communications services to a consortium in which GTE has a 12 percent interest. During 1997, GTE assisted in the design, build-out and operation of the system, and service was launched in January 1998. As of March 31, 1998, this system has attracted nearly 400,000 customers.

TECHNOLOGY AND SYSTEMS

  GTE Government Systems Corporation ("GSC") develops, manufactures and integrates customized command, control, communications and intelligence systems for the defense and national security agencies of the U.S. Government and selected foreign governments. In addition, GSC provides information systems, telecommunications services and electronic system operation and maintenance support services for civilian agencies of the Federal government and for commercial users, both domestically and internationally. GSC provides and manages integrated system solutions tailored to customer information processing and telecommunications requirements.

  During 1997, GSC received orders valued at $1.4 billion, an 18 percent increase compared with 1996. GSC is strengthening its presence with traditional military customers while aggressively attempting to offset a declining defense market by broadening its penetration of the civilian agencies of the Federal government. GSC is exploiting selected niches in the domestic commercial marketplace and transitioning its capabilities, products and services to non-defense applications. GSC is addressing complex telecommunications and information processing needs in markets such as health care, banking and finance in addition to pursuing selected programs and markets in the international defense and commercial telecommunications arenas.

                         DESCRIPTION OF NEW DEBENTURES

  The following description of specific terms of the New Debentures offered hereby supplements and should be read in conjunction with the description of the general terms and provisions of the New Debentures set forth in the accompanying Prospectus under the caption "The Securities." The following description does not purport to be complete and is qualified in its entirety by reference to the description in the accompanying Prospectus and the Indenture, dated as of December 1, 1996 (as amended and supplemented, the "Indenture"), between GTE Corporation and The Bank of New York, as trustee.

FORM

  The New Debentures will be issued in the form of registered global securities. See "The Securities--Book-Entry, Delivery and Form" in the accompanying Prospectus.

PRINCIPAL AMOUNT, MATURITY AND INTEREST

  The 6.36% Debentures due 2006 will be limited to $450 million aggregate principal amount and will mature on April 15, 2006. The 6.46% Debentures due 2008 will be limited to $250 million aggregate principal amount and will mature on April 15, 2008. The 6.84% Debentures due 2018 will be limited to $600 million aggregate principal amount and will mature on April 15, 2018. The 6.94% Debentures due 2028 will be limited to $800 million aggregate principal amount and will mature on April 15, 2028. Interest on the New Debentures will be payable semi-annually on April 15 and October 15, commencing October 15, 1998, to the person or persons in whose name or names the New Debentures are registered at the close of business on the April 1 or October 1, as the case may be, next preceding such interest payment date, subject to certain exceptions provided for in the Indenture.

REDEMPTION

  The New Debentures will not be redeemable prior to maturity.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Purchase Agreement, GTE Corporation has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the New Debentures set forth opposite its name below:

                            PRINCIPAL       PRINCIPAL       PRINCIPAL       PRINCIPAL
                         AMOUNT OF 6.36% AMOUNT OF 6.46% AMOUNT OF 6.84% AMOUNT OF 6.94%
                           DEBENTURES      DEBENTURES      DEBENTURES      DEBENTURES
      UNDERWRITER           DUE 2006        DUE 2008        DUE 2018        DUE 2028
      -----------        --------------- --------------- --------------- ---------------
Goldman, Sachs & Co.....  $ 90,000,000    $ 50,000,000    $120,000,000    $160,000,000
Bear, Stearns & Co.
 Inc....................    90,000,000      50,000,000     120,000,000     160,000,000
Merrill Lynch, Pierce,
 Fenner & Smith
 Incorporated...........    90,000,000      50,000,000     120,000,000     160,000,000
Morgan Stanley & Co.
 Incorporated...........    90,000,000      50,000,000     120,000,000     160,000,000
Salomon Brothers Inc ...    90,000,000      50,000,000     120,000,000     160,000,000
                          ------------    ------------    ------------    ------------
Total...................  $450,000,000    $250,000,000    $600,000,000    $800,000,000
                          ============    ============    ============    ============

  Under the terms and conditions of the Purchase Agreement, the Underwriters are committed to take and pay for all of the New Debentures, if any are taken.

  The Underwriters propose to offer the New Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.375% of the principal amount in the case of the 6.36% Debentures due 2006, 0.400% of the principal amount in the case of the 6.46% Debentures due 2008, 0.500% of the principal amount in the case of the 6.84% Debentures due 2018, and 0.500% of the principal amount in the case of the 6.94% Debentures due 2028. The Underwriters may allow, and such dealers may reallow, a concession to certain brokers and dealers not to exceed 0.250% of the principal amount of the New Debentures. After the New Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The New Debentures are new issues of securities with no established trading market. GTE Corporation has been advised by the Underwriters that the Underwriters intend to make a market in each series of the New Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any series of the New Debentures.

  In connection with the offering, the Underwriters may purchase and sell the New Debentures in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the New Debentures; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of New Debentures than they are required to purchase from GTE Corporation in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such New Debentures are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the New Debentures, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  GTE Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                            GTE CORPORATION [LOGO]

                                DEBT SECURITIES

                               ----------------

  GTE Corporation ("GTE") intends to offer from time to time up to $3,000,000,000 aggregate initial offering price, or the equivalent thereof in one or more foreign or composite currencies, of its debt securities (the "Securities") in one or more series at prices and on terms to be determined at the time or times of sale. The aggregate amount, authorized denominations, rate and time of payment of interest, maturity, initial public offering price, redemption provisions, if any, the currency or composite currency (if other than United States dollars) in which principal or premium, if any, and interest on the Securities will be payable and other specific terms, of each series of Securities will be set forth in an accompanying prospectus supplement ("Prospectus Supplement") or a pricing supplement thereto (a "Pricing Supplement").

                               ----------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO  THE CONTRARY  IS  A  CRIMINAL  OFFENSE.

                               ----------------

  GTE may sell the Securities through underwriters, dealers or agents, or directly to one or more institutional purchasers. A Prospectus Supplement or a Pricing Supplement thereto will set forth the names of underwriters or agents, if any, any applicable commissions or discounts, the price of the Securities and the net proceeds to GTE from any such sale or sales.

                               ----------------

                 The date of this Prospectus is July 28, 1997.

                      STATEMENT OF AVAILABLE INFORMATION

  GTE is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following Regional Offices: Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the SEC at its prescribed rates and can also be inspected at the New York, Chicago and Pacific Stock Exchanges on which securities of GTE are listed. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference:

  1. The Annual Report on Form 10-K of GTE for the year ended December 31,
  1996;

  2. The Quarterly Report on Form 10-Q of GTE for the quarter ended March 31, 1997; and

  3. The Current Reports on Form 8-K of GTE dated May 6, 1997 and June 10,
  1997.

  All documents filed by GTE pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

  GTE hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, including any beneficial owner, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Requests for such copies should be directed to Mr. R. J. Tuccillo, Assistant Secretary of GTE, at One Stamford Forum, Stamford, CT 06904. Mr. Tuccillo's telephone number is (203) 965-2942.

  Unless otherwise indicated, currency amounts in this Prospectus and the Prospectus Supplement and any Pricing Supplement thereto are stated in United States dollars ("$" or "U.S. $").

                                GTE CORPORATION

  GTE was incorporated under the laws of the State of New York on February 25, 1935 and has its principal executive offices at One Stamford Forum, Stamford, Connecticut 06904, telephone (203) 965-2000.

  GTE is one of the largest publicly-held telecommunications companies in the world. GTE's domestic and international operations serve 26.6 million access lines through subsidiaries in the United States, Canada, and the Dominican Republic and an affiliate in Venezuela. GTE is a leading mobile-cellular operator in the United States, with the potential of serving 61.3 million cellular and personal communications service customers. Outside the United States, GTE operates mobile-cellular networks serving some 16.8 million POPs through subsidiaries in Canada and the Dominican Republic and affiliates in Venezuela and Argentina. Beginning in 1996, GTE became the first among its peers to offer "one-stop shopping" for local, long-distance and Internet access services. GTE is also a leader in government and defense communications systems and equipment, aircraft-passenger telecommunications, directories and telecommunication-based information services and systems.

                                USE OF PROCEEDS

  Except as specified in a Prospectus Supplement, or a Pricing Supplement thereto, the net proceeds from the sale of the Securities, exclusive of accrued interest, will be used toward (1) the repayment of short-term debt, which at June 30, 1997 was $985,000,000 on an unconsolidated basis at an average annual interest cost of 5.63%, (2) further investment in, or advances to, subsidiaries in connection with the financing of their operations and (3) general corporate purposes.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                       THREE MONTHS  YEARS ENDED DECEMBER 31,
                                          ENDED      ---------------------------
                                      MARCH 31, 1997 1996 1995 1994 1993(B) 1992
                                      -------------- ---- ---- ---- ----    ----
Consolidated Ratios of Earnings
to Fixed Charges (Unaudited)(a)......      4.00      4.27 4.00 4.18 2.07    2.66

--------
(a) For purposes of computing the consolidated ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, preferred stock dividends of subsidiaries, the additional income requirement to cover preferred dividends of subsidiaries, and the portion of rent expense representing interest. Amounts applicable to entities that are at least 50%-owned have been added to both earnings and fixed charges, and amounts applicable to minority interests have been deducted from both earnings and fixed charges.

(b) Excluding from 1993 the effect of a $1.8 billion pre-tax one-time restructuring charge, the cost of voluntary separation programs and the gain on the sale of non-strategic telephone properties, the consolidated ratio of earnings to fixed charges would have been 3.31.

                                THE SECURITIES

  The Securities are to be issued as one or more series under an Indenture dated as of December 1, 1996, as amended and supplemented (the "Indenture"), between GTE and The Bank of New York, as trustee (the "Trustee"). By any one of (a) a supplemental indenture to the Indenture duly executed by authorized officers of GTE and the Trustee (a "Supplemental Indenture"), (b) a resolution of the Board of Directors of GTE or a special committee thereof (a "Board Resolution"), or (c) a certificate of authorized officers of GTE pursuant to authorization from the Board of Directors of GTE (an "Officers' Certificate"), GTE will establish, or specify the manner for establishing, the title, aggregate principal amount, date or dates of maturity, dates for payment and rate of interest (if any), redemption dates, prices, obligations and restrictions, and other terms applicable to each new series of Securities. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by express reference to, the cited Articles and Sections of the Indenture and the forms of the Securities, which are filed as exhibits to the Registration Statement pertaining to the Securities and the documents incorporated therein by reference.

FORM AND EXCHANGE

  The Securities are issuable in one or more series pursuant to a Supplemental Indenture, Board Resolution or Officers' Certificate. The Securities will be issuable in registered form, and, except as otherwise provided for in a Prospectus Supplement, or a Pricing Supplement thereto, only in denominations of $1,000 and multiples thereof and will be exchangeable for Securities of the same series of other denominations of a like aggregate principal amount, without service charge except for reimbursement of taxes, if any. (ARTICLE
TWO)

MATURITY, INTEREST AND PAYMENT

  Information concerning the maturity, interest rate (if any) and payment dates of the Securities will be contained in a Prospectus Supplement, or a Pricing Supplement thereto, relating to such Securities.

  The Indenture permits the issuance of Securities of any series as "Original Issue Discount Securities". If any Securities are issued as Original Issue Discount Securities, they will state on their face that they are Original Issue Discount Securities and will generally provide for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to the terms of the Indenture. United States Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement, or a Pricing Supplement thereto.

REDEMPTION PROVISIONS, SINKING FUND AND DEFEASANCE

  The Securities will be redeemable upon not less than 30 days notice at the redemption prices and subject to the conditions that will be set forth in a Supplemental Indenture, Board Resolution, or Officers' Certificate and in a Prospectus Supplement, or a Pricing Supplement thereto, relating to such Securities. (ARTICLE THREE) If a sinking fund is established with respect to any of the Securities, a description of the terms of such sinking fund will be set forth in a Supplemental Indenture, Board Resolution, or Officers' Certificate and in a Prospectus Supplement, or a Pricing Supplement thereto, relating to such Securities. The Indenture provides that the Securities are subject to defeasance. (ARTICLE ELEVEN)

RESTRICTIONS

  The Securities will not be secured. The Indenture provides, however, that if GTE shall at any time mortgage or pledge any of its property, GTE will secure the Securities, equally and ratably with the other indebtedness or obligations secured by each mortgage or pledge, so long as such other indebtedness or obligations shall be so secured. There are certain exceptions to the foregoing, among them that the Securities need not be secured in the case of purchase money mortgages or conditional sales agreements, or mortgages existing at time of purchase, on property acquired after the date of the Indenture, certain deposits or pledges to secure the performance of bids, tenders, contracts or leases or in connection with workers' compensation and similar matters, mechanics' and similar liens in the ordinary course of business, and subordination of GTE's rights with respect to indebtedness owed to GTE by a subsidiary. (SECTION 4.05)

  The Indenture does not limit the amount of debt securities which may be issued or the amount of debt which may be incurred by GTE. (SECTION 2.01)

  Unless otherwise indicated in a Prospectus Supplement, the covenants described above would not necessarily afford the holders of Securities protection in the event of a highly leveraged transaction involving GTE.

BOOK-ENTRY, DELIVERY AND FORM

  If a Prospectus Supplement, or a Pricing Supplement thereto, specifies that any Securities are to be issued in the form of one or more registered global certificates (collectively, a "Global Security"), unless otherwise specified in such Prospectus Supplement, or a Pricing Supplement thereto, the Global Security will be deposited with, or on behalf of, The Depository Trust Company (the "Depository") and registered in the name of the Depository's nominee. Except as set forth below, the Global Security may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

  The Depository has advised as follows: It is a limited-purpose trust company which was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants in such securities through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers (including the underwriters or dealers named in the Prospectus Supplement, or a Pricing Supplement thereto, relating to the Securities), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the Depository only through participants or indirect participants.

  The Depository has advised that pursuant to procedures established by it (i) upon issuance of the Securities by GTE, the Depository will credit the accounts of the participants designated by the underwriters or dealers with the principal amounts of the Securities purchased by the underwriters or dealers, and (ii) ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to participants' interests), the participants and indirect participants (with respect to the owners of beneficial interests in the Global Security). The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Security is limited to such extent.

  So long as the Depository's nominee is the registered owner of the Global Security, such nominee for all purposes will be considered the sole owner or holder of the Securities. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have any of the Securities registered in their names and will not receive or be entitled to receive physical delivery of the Securities in definitive form.

  Neither GTE, the Trustee, any paying agent of GTE nor the Depository will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Principal and interest payments on the Securities registered in the name of the Depository's nominee will be made to the Depository's nominee as the registered owner of the Global Security. GTE and the Trustee will treat the persons in whose names the Securities are registered as the owners of such Securities for the purpose of receiving payment of principal and interest on the Securities and for all other purposes whatsoever. Therefore, neither GTE, the Trustee nor any paying agent of GTE will have any direct responsibility or liability for the payment of principal and interest on the Securities to owners of beneficial interests in the Global Security. The Depository has advised GTE and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Security as shown in the records of the Depository. Payments by participants and indirect participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants or indirect participants.

  If the Depository is at any time unwilling or unable to continue as depository with respect to any outstanding Securities or if at any time the Depository shall no longer be registered or in good standing under the Exchange Act or other applicable statute and a successor depository is not appointed by GTE within 90 days, GTE will issue Securities in definitive form in exchange for the Global Security. In addition, GTE may at any time determine not to have outstanding Securities represented by a Global

Security. In either instance, an owner of a beneficial interest in the Global Security will be entitled to have Securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Securities in definitive form. Securities so issued in definitive form will be issued in denominations of U.S. $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

MODIFICATION OF INDENTURE

  The Indenture contains provisions permitting GTE and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Securities of any series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that series of Securities or the rights of the holders of that series of Securities; provided that no such modification shall (i) extend the fixed maturity of any Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, without the consent of the holder of each Security so affected, or (ii) reduce the aforesaid percentage of Securities, the holders of which are required to consent to any such supplemental indenture, without the consent of each holder of Securities then outstanding and affected thereby. (SECTION 9.02)

  In addition, GTE and the Trustee may execute, without the consent of any holder of Securities, any supplemental indenture for certain other usual purposes including the creation of any new series of the Securities. (SECTIONS 2.01, 9.01 and 10.01)

EVENTS OF DEFAULT AND NOTICE THEREOF

  The Indenture provides that the following described events constitute "Events of Default" with respect to each series of the Securities issued thereunder: (a) failure for 30 business days to pay interest on the Securities of that series when due; (b) failure to pay principal or premium, if any, on the Securities of that series when due, whether at maturity, upon redemption, by declaration or otherwise, or to make any sinking fund payment with respect to that series; (c) failure to observe or perform any other covenant (other than those specifically relating to another series) in the Indenture for 90 days after notice with respect thereto; or (d) certain events in bankruptcy, insolvency or reorganization. (SECTION 6.01)

  The holders of a majority in aggregate outstanding principal amount of any series of Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series. (SECTION 6.06) The Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any particular series of Securities may declare the principal (or, for any Original Issue Discount Securities of that series, such portion of the principal amount thereof as may be specified in the terms of such Original Issue Discount Securities) due and payable immediately upon an Event of Default with respect to such series, but the holders of a majority in aggregate outstanding principal amount of such series may annul such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal and any premium has been deposited with the Trustee. (SECTION 6.01) Reference is made to the Prospectus Supplement, or a Pricing Supplement thereto, relating to any Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The holders of a majority in aggregate outstanding principal amount of any series of the Securities may, on behalf of the holders of all the Securities of such series, waive any past default except a default in the payment of principal, premium, if any, or interest. (SECTION 6.06) GTE is required to file annually with the Trustee a certificate as to whether or not GTE is in compliance with all the conditions and covenants under the Indenture. (SECTION 5.03(d))

CONCERNING THE TRUSTEE

  The Trustee, prior to an Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (SECTION 7.01) Subject to such provisions, the Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Securities, unless offered reasonable indemnity by such security holder against the costs, expenses and liabilities which might be incurred thereby. (SECTION 7.02) The Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. (SECTION 7.01)

  GTE maintains a deposit account and banking relationship with the Trustee. The Trustee serves as trustee under other indentures pursuant to which unsecured debt securities of GTE are outstanding.

                                    EXPERTS

  The consolidated financial statements included in GTE's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the discontinuance of the application of the provisions of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" in 1995, as discussed in Note 2 to the consolidated financial statements.

                             CERTAIN LEGAL MATTERS

  The validity of the Securities will be passed upon for GTE by William P. Barr, Esq., its Executive Vice President--Government & Regulatory Advocacy, General Counsel. Certain legal matters in connection with the Securities will be passed upon for the purchasers, underwriters, or agents by Milbank, Tweed, Hadley & McCloy, New York, New York. As of May 16, 1997, Mr. Barr was the beneficial owner of approximately 3,032 shares of GTE Common Stock and had options to purchase an aggregate of 58,666 shares of GTE Common Stock.

                             PLAN OF DISTRIBUTION

  GTE may sell Securities in one or more of the following ways: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement, or a Pricing Supplement thereto, with respect to any Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents, the purchase price of such Securities and the proceeds to GTE from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

  If underwriters are used in the sale, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

  Unless otherwise set forth in the Prospectus Supplement, or a Pricing Supplement thereto, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such Securities if any are purchased. In the event of a default of one or more of the underwriters involving not more than 10% of the aggregate principal amount of the Securities offered for sale, the non-defaulting underwriters would be required to purchase the Securities agreed to be purchased by such defaulting underwriter or underwriters. In the event of a default in excess of 10% of the aggregate principal amount of the Securities, GTE may, at its option, sell less than all the Securities offered.

  If agents are used in the sale, unless otherwise indicated in the Prospectus Supplement, or a Pricing Supplement thereto, any such agent will be acting on a reasonable best efforts basis.

  Underwriters and agents may be entitled under agreements entered into with GTE to indemnification by GTE against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents may be customers of, engage in transactions with, or perform services for GTE in the ordinary course of business.

GTE AT A GLANCE.

MAJOR DOMESTIC OPERATIONS.

GTE NETWORK SERVICES is GTE's nationwide regulated wireline telephone operation. It served more than 21.5 million residential and business lines at the end of 1997. The business unit is also responsible for all wholesale operations to other telecommunications companies.

GTE COMMUNICATIONS CORPORATION is GTE's competitive local-exchange carrier
(CLEC). It markets the full spectrum of GTE's services, including local, long-distance, wireless and data services, without regard to franchise boundaries.

  GTE LONG DISTANCE provides long-distance services to customers in all 50 states.

  GTE VIDEO SERVICES provides advanced high-quality video services to residential and business customers in California, Florida and Hawaii (including cable modem Internet access in some markets).

GTE WIRELESS is a leading provider of wireless telecommunications products and services in 73 metropolitan statistical areas, 53 rural statistical areas and three major trading areas. Some 61.3 million people live in the areas GTE is licensed to serve and it has 4.5 million customers.

GTE INTERNETWORKING INC. offers managed access to the Internet and a variety of value-added services for businesses and other organizations. It offers Internet services with global reach, as well as Internet and Intranet business application solutions. It includes BBN Technologies, which provides the core research and development efforts that continue to drive the evolution of the Internet.

GTE DIRECTORIES annually publishes or provides sales and other directory-related services for more than 2,300 directory titles with a circulation of 70 million copies.

  GTE NEW MEDIA SERVICES develops and markets online advertising and information services, including SuperPages (R), an interactive service for consumers and advertisers on the Internet's World Wide Web.

GTE TECHNOLOGY & SYSTEMS serves as a consolidated source of technology-related information, coordination, support and guidance for all GTE business units.

  GTE GOVERNMENT SYSTEMS is a leading supplier of communications and intelligence systems for defense, government and industry primarily in the United States. It also provides field engineering services, logistics support and the installation, operation and maintenance of telecommunications and information systems.

  GTE LABORATORIES is the central research and development facility for GTE Corporation.

GTE AIRFONE, the leading provider of airborne communications systems, provides clear, reliable inflight telecommunications services to passengers on more than 2,300 aircraft. Passengers can use the Airfone(R) service to make and receive calls, send and receive data and faxes, and access e-mail and voice mail. Since the first call in 1984, the Airfone service has logged more than 76 million calls.

MAJOR INTERNATIONAL OPERATIONS.

GTE INTERNATIONAL networks connect more than 250 locations on five continents. GTE has more than 40 years of international experience and serves more than seven million customers.

BC TELECOM provides local, long-distance and wireless services in the province of British Columbia, Canada, to three million customers. GTE has a 50.8% controlling interest in BC Telecom.

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) is a full-service telecommunications provider offering local, wireless, national and international long-distance services throughout Venezuela. GTE is part of a multinational consortium that owns a controlling minority interest in CANTV.

COMPANIA DOMINICANA DE TELEFONOS (CODETEL) provides local, wireless, national and international long-distance services throughout the Dominican Republic.

COMPANIA DE TELEFONOS DEL INTERIOR (CTI)   provides wireless services in the
north and south interior regions of Argentina. CTI has more than 328,000 wireless customers. GTE is part of a multinational consortium that owns a controlling minority interest in CTI.

GTE CHINA provides paging services in 20 major metropolitan areas, including Beijing.

QUEBECTEL GROUP INC. provides local, long-distance and wireless services to more than 300,000 customers in the northeastern region of Quebec, Canada. GTE has a 50.6% controlling interest in QuebecTel.

GTE INTERNATIONAL TELECOM SERVICES includes business initiatives involving the publishing and sale of directory-related services in Europe, Canada, Asia and Latin America, as well as an Engineer, Furnish and Install (EF&I) business unit.

The discussion above briefly describes the major domestic and international operations of GTE Corporation and its subsidiaries as of December 31, 1997. It does not reflect the impact of any properties or operations (including GTE Airfone) to be repositioned by GTE, as discussed in GTE Corporation's Current Report on Form 8-K dated April 2, 1998. See "Recent Developments--April 1998 Announcement."

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-
TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURI-TIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEI-THER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLI-CATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Recent Developments........................................................  S-3
Selected Financial Data....................................................  S-5
Capitalization.............................................................  S-7
Use of Proceeds............................................................  S-7
Consolidated Ratio of Earnings to Fixed Charges............................  S-8
The Company................................................................  S-8
Description of New Debentures.............................................. S-13
Underwriting............................................................... S-14

                                   PROSPECTUS

Statement of Available Information.........................................    2
Incorporation of Certain Documents by Reference............................    2
GTE Corporation............................................................    2
Use of Proceeds............................................................    3
Consolidated Ratios of Earnings to Fixed Charges...........................    3
The Securities.............................................................    3
Experts....................................................................    7
Certain Legal Matters......................................................    7
Plan of Distribution.......................................................    7

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                                 $2,100,000,000

                            GTE CORPORATION [LOGO]

                                  $450,000,000
                           6.36% DEBENTURES DUE 2006

                                  $250,000,000
                           6.46% DEBENTURES DUE 2008

                                  $600,000,000
                           6.84% DEBENTURES DUE 2018

                                  $800,000,000
                           6.94% DEBENTURES DUE 2028


                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------


                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                              SALOMON SMITH BARNEY


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